EXHIBIT 21.1
SUBSIDIARIES OF
SIGE SEMICONDUCTOR, INC.

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION
Direct Subsidiaries:

SiGe Semiconductor Inc.	Canada

SiGe Semiconductor (U.S.), Corp.	USA (Delaware)

SiGe Semiconductor (Europe) Limited	United Kingdom

SiGe Semiconductor (Hong Kong) Limited	Hong Kong

Indirect Subsidiaries

SiGe Semiconductor Canada	Canada

SiGe Holdings Inc.	Canada